		Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
(In thousands, except per share data)

	Three Months Ended March 31,
	2002	2001

Net income	$6,408	$4,788

Shares:
Weighted average number of shares of common stock outstanding	23,074	23,546

Shares assumed issued (less shares assumed purchased for treasury) on stock options	547	421
Outstanding shares for diluted earnings per share calculation	23,621	23,967

Earnings per common share:
Basic	$0.28	$0.20
Diluted	$0.27	$0.20